Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On August 26, 2015, Mark McCollum of Halliburton Company distributed the following communication to all Halliburton employees.

TO:	All Halliburton employees

FROM:	Mark McCollum, executive vice president and chief integration officer

SUBJECT:	Geography integration planning continues

Recently, I’ve had the pleasure of visiting various Halliburton locations to provide an overview of our integration planning progress to employees. I understand you have many questions about Halliburton’s pending acquisition of Baker Hughes, and, as a key stakeholder in our integration planning efforts, you need to be as informed as possible about where we are in the integration planning process. While we await important regulatory decisions from the U.S. Department of Justice and other competition authorities, I’d like to provide an update on key integration planning activities. Of course, in all of our integration planning activity, we observe strict confidentiality protocols, and competitively sensitive information is disclosed only to employees serving on integration teams, and to outside consultants.

Integration Team Update

The Regional Integration Team, led by David Adams, has been conducting discovery activities for global operations in collaboration with Baker Hughes counterparts and PSL leads. To assist in their progress, we have been building out our regional teams. Below are 17 geographic integration managers, who will oversee targeted efforts for their specific region or geography.

North America: Richard Montman • Wilse Dimino • Richard Hartley • Patrick Crawford • Greg Gustke • Jason Foreman • Allan Carruthers • Corey Sylvas	Eastern Hemisphere: Duane Sherritt • Vugar Mammadov • Majdi Bushnaq • Ayman El-Saban • Jason Jeow • Sanjeev Verma	Latin America: Roberto Muñoz • Alessandro Amato • Fernando Aveledo • Carlos Perez • Luis Velandia • Luis Trigal

If you are interested in assisting in the integration planning effort, please contact Integration Recruiting to inquire about potential roles on the integration team.

Pending Integration Planning Efforts

Our Integration Teams continue to gain momentum as we plan for a seamless integration of the companies. With the regional and PSL teams now into their integration planning, these teams are establishing effective working relationships with their Baker Hughes counterparts, working to understand each company’s business processes, organization, and systems, to develop a clear view of future integration requirements.

Currently in their second phase of integration planning are the functional teams, which include: Human Resources; Supply Chain and Manufacturing; Finance; Information Technology; Technology; Tax; Real Estate; Business Development and Marketing; Law; Order-To-Cash; Health, Safety and Environment; and Communications and Change Management. These groups are identifying early integration priorities and key Day One objectives. This involves developing a comprehensive integration plan across all regions, PSLs and functional areas for implementation when the pending transaction closes. Additionally in this phase, these teams are identifying mitigation plans and interim processes for integration issues and risks.

Going Forward

We’ve come a long way since announcing the pending transaction in November 2014, and we still have many steps to take. The acquisition agreement does provide that the closing can be extended into 2016, if necessary. However, both Halliburton and Baker Hughes are fully committed to the goal of closing the acquisition in late 2015.

As we work to provide transparent communications on our progress, I invite you to visit our integration and divestitures websites on HalWorld for the most up-to-date news. If you have any questions, please contact the Integration Team and/or the Divestitures Team.

Thank you to everyone for your continued hard work and dedication through these exciting and challenging times in our Company’s history. I stand firm in believing that the best is yet to come.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Baker Hughes and Halliburton, whether the transaction will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014 and Halliburton’s Form 10-Q for the quarter ended June 30, 2015, and Baker Hughes’s Form 10-K for the year ended December 31, 2014 and Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN

THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

This email, including any attached files, contains confidential and privileged information for Halliburton employees only. Any review, use, distribution, or disclosure by others is strictly prohibited. If you are not the intended recipient (or authorized to receive information for the intended recipient), please contact the sender by reply email and delete all copies of this message.